EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Unaudited)

	Three Months Ended March 31,
Thousands, except per share amounts	2005	2004
Net income	$39,887	$32,612
Debenture interest less taxes	48	62

Net income - diluted	$39,935	$32,674

Average common shares outstanding - basic	27,578	25,972
Stock options	65	59
Convertible debentures	220	283

Average common shares outstanding - diluted	27,863	26,314

Earnings per share of common stock - basic	$1.45	$1.26

Earnings per share of common stock - diluted	$1.43	$1.24

For the three months ended March 31, 2005 and 2004, no shares were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive.